Exhibit (a)(10)
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, Colorado 80215
Re: Limited Waiver of Lock-up
Ladies and Gentlemen:
     On January 31, 2010, Global Med Technologies, Inc. (“Global Med”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Haemonetics Corporation, a Massachusetts corporation (“Parent”), and Atlas Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”). Under the terms of the Merger Agreement, Acquisition Sub will commence a tender offer for shares of Global Med’s common stock, par value $0.01 per share (“Global Med Common Stock”) at a price of $1.22 per share, net to the holders of Global Med Common Stock, and for shares of Global Med’s Series A Convertible Preferred Stock, par value $0.01 per share (“Global Med Preferred Stock”), at a price of $1.22 per share on a converted to Global Med Common Stock basis, net to the holders of Global Med Preferred Stock in cash (the “Offer”). The Merger Agreement provides, subject to certain conditions, for the commencement of the Offer as promptly as reasonably practicable after the date of the Merger Agreement. Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Acquisition Sub will merge into Global Med (the “Merger”) and Global Med shall continue as the surviving corporation.
     Section 7.1(b) of that certain Stock Purchase Agreement dated March 26, 2008 between Global Med, Renaud Blanc-Bernard, Guillaume Jacob, Olivier Gaydon, Philippe Blain, David Rigaud, Thierry Charvin, Nathalie Bonvalot, Christine Salf, Peter Heussner, Mordicus, Alfirin, RB2 Conseil and Parfiges, as amended (the “Inlog Stock Purchase Agreement”), provides that each Seller (as defined in the Inlog Stock Purchase Agreement), subject to certain conditions and exceptions, agreed not to sell, transfer, grant any option over or otherwise dispose of (together, “dispose of”) or agree to dispose of any shares of Global Med Common Stock issued pursuant to Section 2.2 of the Inlog Stock Purchase Agreement (the “Shares”) for a period of five (5) years.
     Global Med hereby grants a limited waiver of Section 7.1(b) of the Inlog Stock Purchase Agreement to each Seller solely to allow such Seller to tender its Shares to Acquisition Sub in the Offer or to dispose of its Shares in the Merger, in each case, subject to the terms, limitations and conditions of the Offer.

February 23, 2010

Important Additional Information Has Been Filed with the Securities and Exchange Commission
THIS WAIVER LETTER IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GLOBAL MED. ATLAS ACQUISITION CORP. FILED A TENDER OFFER STATEMENT WITH THE SEC ON FEBRUARY 19, 2010 AND HAS MAILED AN OFFER TO PURCHASE, FORMS OF LETTERS OF TRANSMITTAL AND RELATED DOCUMENTS TO GLOBAL MED SHAREHOLDERS. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, AND GLOBAL MED SHAREHOLDERS ARE URGED TO CAREFULLY READ THOSE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC. THESE DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT www.sec.gov. COPIES MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO D.F. KING & CO., INC., 48 WALL STREET, NEW YORK, NEW YORK 10005, 1-800-549-6697.
Very truly yours,
/s/ Michael I. Ruxin, M.D.
Michael I. Ruxin, M.D.
Chief Executive Officer

cc:	Clayton E. Parker, Esq. Martin Schrier, Esq. Lisa Haddad, Esq.